Exhibit 99.4

KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
For year ended March 31, 2007

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

1.1    Date

This Management's Discussion and Analysis ("MD&A") of Keegan Resources Inc. ("Keegan" or the "Company") has been prepared by management as of July 27, 2007 and should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2007 and 2006, which were prepared in accordance with Canadian generally accepted accounting principles. The Company is presently a "Venture Issuer", as defined in NI 51-102.

This MD&A may contain "forward-looking statements" which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings. The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2   Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the "Exchange") on June 25, 2001. The Company's principal business is the acquisition and exploration of resource properties.

During the year, the Company entered into a consulting agreement with O-M Partners LLC ("OM"), a New York based investor relations firm. The Company has retained the services of OM to increase awareness in the United States about the Company and its properties. Under the terms of the consulting agreement, OM will receive a monthly retainer of US$7,500 and incentive options for the purchase of a total of 75,000 shares at a price of $1.60 per share exercisable until August 16, 2011.

Effective September 1, 2006, the Company's Board of Directors adopted a Shareholder Rights Plan ("Rights Plan") Current Canadian legislation permits a hostile bid to be made in as little as 35 days, giving the Board of Directors little time to implement strategies to enhance shareholder value or for competing bids to be made. The Plan as proposed extends this time to 60 days.

The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company's shareholders in the event of an unsolicited take-over bid for the Company. Anyone seeking to obtain control of the Company will be encouraged to negotiate with the Board of Directors prior to attempting a take-over, or to proceed by way of a "Permitted Bid".

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

Under the Plan, the Company will issue one Right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares. The Rights will be attached to the common shares and cannot be exercised until after a flip-in event has taken place. A flip-in event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company.

Upon such a flip-in event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at a 50% discount to the market price.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, as defined in the Plan, pursuant to a take-over bid circular sent to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn. The Permitted Bid concept is intended to provide protection to the Company and its shareholders while extending the time for deposit to ensure due consideration of the bid and allowing the bid to proceed if a majority of the shareholders tender their shares.

As at the date hereof, the Company has mining interests in Nevada and West Africa and has entered into the following agreements as at March 31, 2007:

1.	Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. ("Sammetro") to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

a.	Cash payments:

-US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the "Committee") (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see subsequent event below);

-US$100,000 to the Committee by June 30, 2007 (paid); -US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see subsequent event below);

-US$200,000 to the Committee on production (paid in advance); and

-US$100,000 to Sammetro on production (obligation renegotiated, see subsequent event below).

b.	Issuance of 780,000 shares of the Company to Sammetro over a three year period:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

    -40,000 shares of the Company to Sammetro upon Exchange approval (issued);
    -120,000 shares of the Company to Sammetro on May 3, 2007;
    -240,000 shares of the Company to Sammetro on May 3, 2008; and
    -380,000 shares of the Company to Sammetro on May 3, 2009.

    The obligation has been renegotiated. See subsequent event below.

(c) Work exploration expenditures of US$2,250,000 over a three year period:

    -$500,000 by May 3, 2007 (incurred);
    -$750,000 by May 3, 2008; and
    -$1,000,000 by May 3, 2009.

    The obligation has been renegotiated. See subsequent event below.

The Company entered into a finder's fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder's fees with respect to this acquisition.

Subsequent to March 31, 2007, after having already issued the cash and share payments as detailed in 1(a) and 1(b), and completing the full work expenditure indicated in 1(c), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 1(a) and 1(b) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and will issue 40,000 additional shares to Sammetro (not yet issued). Sammetro has since asked the Minerals Commission and Minister of Mines, Lands and Forestry to grant the full Esaase Mining Lease to the Company with no further obligation to any party aside from the NSR and government commitments. The Minerals Commission and Minister have since granted approval.

The Property:

Preliminary Metallurgical Study

Subsequent to March 31, 2007, Keegan reported positive results from a preliminary metallurgical testing program at its Esaase project. Results indicate that gold is easily recovered from reverse circulation chips with limited or no grinding, reasonable amounts of reagents, and normal leach times, suggesting that Keegan may be able to use either a low cost, low energy dump leach or carbon in leach (CIL) technique on the deposit. With crushing (300 microns) that is up to three times coarser than that found in many Ghanaian leach mines, gold recoveries are 91 % from oxide, 87% from the transition and 75% from the fresh portions of the deposit respectively. Recoveries are high even with no additional crushing (see table 1 for full results and www.keeganresources.com for the full text of the report). As the study found coarse gold in the fresh portion of the deposit, Keegan is planning additional studies to ascertain whether even higher recoveries can be achieved.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

Table 1. Summary of leach studies on reverse circulation chips

Zone	Average Drill	Particle Size	Recovery (%)
	Depth	(micron)
	(meters)
Oxide	28	300	90.5
Transition	103	300	86.8
Fresh	140	300	75.2
Oxide	28	478 (as is)	85.8
Transition	103	929 (as is)	65.3
Fresh	140	1000 (as is)	66.8

The design, sampling, and interpretation of the program were completed by RSG Global, a division of Coffey Mining Company, who contracted Independent Metallurgical Laboratories Pty. Ltd. to perform the metallurgical tests and petrographic examination of the samples. Three composite samples weighing 10 kg were created from 20 samples each, taken from each different portion of the deposit and identified by type based on logging of oxidation and weathering. The leach test work was carried out over 72 hours at 40%w/w solids using Perth tap water. The pH, dissolved oxygen level, free cyanide level and dissolved oxygen level, free cyanide level and dissolved gold were monitored at 2, 4, 8, 12, 24, 48, and 72 hour intervals. Tests were conducted on the "as received" RC chips and at 75, 150, 300, and 800 micron grinds. Induced Coupled Polarization (ICP) multi- element analyses of the samples do not indicate the presence of any deleterious elements in significant quantities likely to effect cyanidation. Keegan plans additional resource delineation, metallurgical, community development and engineering and scoping studies in the coming months. Richard Haslinger, P. Eng., is the Qualified Person with respect to NI 43-101 at Esaase and has reviewed this report.

Early acquistion of full Interest in Esaase Gold Property

Keegan has successfully renegotiated the original purchase agreement on the Esaase Gold Project to effect an immediate completion of the revised purchase agreement with vendor Sametro Co. In addition to the US$600,000 paid to complete Sametro's obligations to the Bonte Liquidation Committee, US$100,000 and 40,000 shares already issued to Sametro under the original option agreement, Keegan renegotiated the terms of the original agreement, whereby Keegan paid US$850,000 to an underlying creditor of Sametro and will issue an additional 40,000 Keegan shares to Sametro in exchange for the full private ownership of the Esaase Mining Lease. These terms are in lieu of the original agreement in which Keegan would have paid a remaining US$240,000 and 740,000 Keegan shares prior to commencement of production. The completion of this transaction now gives sole possession of the full mining lease to the Esaase Property to Keegan, approval of which has been signed by the Ghanaian Minister of Lands, Forests and Mines. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR. Keegan has already fulfilled all of its work commitment on the property as per the original option agreement.

Keegan has completed over 28,000 meters of drilling including 33 exploration core holes, over 120 resource definition holes, 50 resource definition trenches and an extensive geophysical and soil program on the property to date. Resource definition drilling and trenching on 40-80 meter centers in the A-1 structure indicates continuous 20 to plus 100 meter intercepts averaging 1-2 grams per ton gold in mostly moderate dipping, near surface mineralized zones. The resource definition area (Main Zone) is now over 1100 meters by 200-600 meters with depths between 100-300 meters, still open along strike in both directions and along dip. In addition recently announced reconnaissance holes along strike on the A-1 structure from the Main Zone indicate continuous mineralization for over three kilometers. Keegan has also recently announced its first discovery hole in the B-1 zone, a parallel structure to the A-1 zone that is 1.5 km northwest. Drilling and trenching programs continue and additional results will be released when received.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

The full drill results on the Esaase Gold project may be found at www.keeganresources.com.

2.	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited ("GTE") dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession ("Asumura property") located in the Republic of Ghana, West Africa, under the following terms:

i.	payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and
-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares). -US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

ii.	issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

    -common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);
    -common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and
    -common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

  iii) completion of US$1,000,000 of exploration work on the Asumura property as follows:

    -US$80,000 on or before July 31, 2005, (incurred);
    -an additional US$400,000 on or before July 31, 2006 (incurred); and
    -an additional US$520,000 on or before July 31, 2007 (incurred).

After meeting the above commitments, the Company will have an undivided 100% interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to HDG as finder's fees with respect to the Asumura property. Subsequent to March 31, 2007, the Company acquired an option to earn the remaining 50% of the GTE NSR for an additional US$4,000,000.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

The Property:

Keegan announced that it has discovered a new gold-in-soil trend at the Asumura gold project in southwest Ghana, which coincides with a large regional north east trending fault indicated by a large aeromagnetic break in the northeastern portion of the deposit. The anomaly is over 5.5 km long and varies from 300 - 500 meters wide and is defined very consistently by 20 - 376 ppb Au values obtained in the low lying, deeply lateritic soils. The widest and thickest portion of the soil anomaly occurs where there is a significant flexure in the fault and the anomaly trends across the entire strike length of the fault on Keegan's property and likely extends to the northwest onto ground recently acquired by Goldfields Limited. Keegan plans to complete preliminary testing in preparation for a drill program which will test all three structures.

All soils are assayed using BLEG analysis on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards. The IP anomalies discussed result from contouring of 2D inversion profiles at 100 meters depth. Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan's QP on the property.

Keegan has completed its final obligations to GTE Ventures Ltd. ("GTE"), which allows Keegan to obtain full title to the Asumura and Fosukrom exploration concessions that together comprise the 280 square kilometer Asumura property. Keegan has also secured the option to purchase the remainder of the net smelter royalty (NSR) owned by GTE. The original agreement called for the first 1.75% of the overall 3.5% of GTE's NSR to be purchasable for US$2M. The amendment to the agreement calls for the remaining 1.75% to be purchasable for US$4M. This gives Keegan the option to secure the maximum private ownership allowable in Ghana (the Ghanaian Government retains a 10% ownership on all mineral property interests).

3.	Regent Gold Silver Project

Pursuant to an agreement dated March 4, 2005, between the Company and Jerry Baughman and Fabiola Baughman ("Optionors"), the Company may acquire 100% of the Regent Gold Silver Project ("Regent property") located in Mineral County, Nevada, on the following terms:

a.	pay US$305,000 as follows:

▪	US$45,000 upon signing the agreement (paid);

▪	US$35,000 on June 15, 2005 (paid);

▪	US$45,000 on June 15, 2006 (paid);

▪	US$50,000 on June 15, 2007;

▪	US$55,000 on June 15, 2008; and

▪	US$75,000 on June 15, 2009

b.	issue a total of 500,000 common shares of the Company to the Optionors as follows:

▪	100,000 common shares upon obtaining regulatory approval (issued);

▪	50,000 common shares on June 15, 2005 (issued);

▪	50,000 common shares on June 15, 2006 (issued);

▪	50,000 common shares on June 15, 2007;

▪	75,000 common shares on June 15, 2008; and

§	175,000 common shares on June 15, 2009.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

c.	complete US$3,000,000 of exploration work on the Regent property as follows:

o	US$250,000 prior to March 4, 2006 (incurred);

o	US$300,000 prior to March 4, 2007;

o	US$400,000 prior to March 4, 2008;

o	US$500,000 prior to March 4, 2009;

o	US$500,000 prior to March 4, 2010; and

o	US$1,050,000 prior to March 4, 2011.

After meeting the above commitments, the Company will have an undivided 100% interest in the property subject to a 2.5% NSR royalty, 60% of which may be purchased for US$3,000,000. 35,890 shares were issued to HDG as finder's fees with respect to the Regent property.

During the year, the Company decided not to pursue its option agreement on the Regent Gold Silver Project and as a result, $729,327 in acquisition and deferred exploration expenditures were written- off.

4.	Black Velvet Gold Project

The Company entered into an option agreement dated December 7, 2005 and subsequently amended, with Gerald Baughman and Fabiola Baughman whereby the Company may acquire 100% interest in the Black Velvet Gold Project in Pershing County, Nevada.

Under the terms of the agreement, the Company will have the option to deliver cash payments of US$150,000 and 150,000 shares of the Company to the Optionors over a period of four years as follows:

a.	deliver a cash payment of US$2,500 upon execution of the agreement (paid); US$30,000 on May 31, 2007;
US$27,500 on December 1, 2007; US$40,000 on May 31, 2008; and US$50,000 on May 31, 2009.

b.	issue 10,000 common shares upon Exchange approval (issued); 20,000 common shares on May 31, 2006 (issued); 30,000 common shares on May 31, 2007;
40,000 common shares on May 1, 2008; and
50,000 common shares on May 31, 2009.

During the year, the Company decided not to pursue its option agreement on the Black Velvet gold project and as a result, $55,367 in acquisition and deferred exploration expenditures were written-off.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

1.3   Selected Annual Information

	2007	2006	2005
	$	$	$
Revenues (Interest and other income)	97,135	10,779	3,721
Net loss	4,381,139	2,989,019	629,372
Loss per share, basic and diluted	0.28	0.31	0.09
Total assets	21,493,513	2,372,212	1,288,330
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

1.4   Results of Operations

During the period, the Company reported a loss of $4,381,139 or $0.28 per share compared to a loss of $2,989,019 or $0.31 per share during the previous year, an increase in loss by $1,392,120. The over-all increase in loss during the year was primarily attributable to increased corporate activity as a result of the Company's ongoing active exploration programs. In addition, there was an increase in promotional expenses for increased investor awareness and an increase in stock-based compensation recorded for options granted to directors, officers and consultants of the Company.

Interest and other income during the period were $97,135 compared to $10,779 during the same period in the prior fiscal year.

The Company wrote-off its interests in resource properties of $784,694, of which, $729,327 relates to its Regent project and $55,367 to its Black Velvet project.

General and administrative expenses increased by $1,891,900, from $1,801,680 during the year ended March 31, 2006 to $3,693,580 during the year ended March 31, 2007, as a result of increases in bank charges and interest of $17,583, consulting fees, directors' fees and wages and benefits of $187,127, foreign exchange loss of $49,269, office, rent and administration of $170,958, professional fees of $68,896 and travel, promotion and investor relations of $184,867 and stock-based compensation of $1,228,608 partially offset by decreases in amortization of $833, regulatory fees of $8,804 and transfer agent and shareholder information of $5,771.

Consulting fees, directors' fees and wages and benefits increased by $187,127 as result of an increase in wages and benefits. Wages and benefits increased due to the Company's hiring of personnel in support of its increasing exploration operations in Ghana. During the previous year, consulting fees were paid to various parties in connection with the Company's acquisition of interests in resource properties and evaluation of other potential acquisitions.

The Company's reporting currency is the Canadian dollar while it conducts a major part of its business in US dollars and Ghanaian Cedi. As a result, the Company incurred foreign exchange loss of $52,894 during the year. Foreign exchange loss of $3,625 was recorded during the prior fiscal year as exploration and administrative operations in Ghanna commenced in the latter part of the prior fiscal year.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

The increase in office, rent and administration by $170,958 was a result of an insurance payment made to Marsh Canada which consists of short term disability and other insurance benefits for the geologists and other employees working in the Asumura and Esaase property in Ghana. In addition, the Company has set up new offices in Ghanna.

Professional fees increased by $68,896 as a result of related corporate and legal work involved in the Company's private placement financings completed during the year. In addition, the Company paid audit fees during the period related to the fiscal 2006 audit and fees related to additional audits conducted by the Company's auditors as a requirement to the Company's filing of its Registration Statement on Form 20-F filing.

The increase in travel, promotion and investor relations by $184,867 was a result of marketing materials and other expenses in connection with the Company's participation in mining conferences and road shows. Stock-based compensation increased by $1,228,608 as a result of the grant of 1,230,000 stock options at $2.44 per share, 100,000 stock options at $2.85 per share and 19,000 stock options at $3.38 per share to directors, officers and consultants of the Company. The fair value of options recorded during the year was $2.56 per option compared to $0.97 per option during the prior year.

1.5   Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and	Net Loss	Loss per share
	other income
March 31, 2007	$66,020	$1,889,260	$0.10
December 31, 2006	$17,435	$1,072,214	$0.07
September 30, 2006	$7,449	$1,050,693	$0.08
June 30, 2006	$6,231	$368,972	$0.03
March 31, 2006	$3,671	$1,749,696	$0.17
December 31, 2005	$5,348	$462,209	$0.04
September 30, 2005	$544	$389,042	$0.05
June 30, 2005	$1,216	$388,072	$0.05

1.6/1.7    Liquidity and Capital Resources

The Company reported working capital of $13,906,662 at March 31, 2007 compared to working capital of $625,226 at March 31, 2006, representing an increase in working capital by $13,281,436. As at March 31, 2007, the Company had net cash on hand of $14,156,515 compared to $838,809 at March 31, 2006. Net cash on hand increased by $13,317,706, resulting from inflows of net cash of $20,873,250 from private placement financings and exercises of options and warrants less cash utilized for operations of $1,764,862, resource property acquisition payments pursuant to agreements of $856,700, deferred exploration expenses of $4,924,500 and purchase of furniture and equipment and leasehold improvements of $9,482.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

During the prior fiscal year, the Company raised net cash of $3,085,368 from a private placement financing and exercises of options and warrants, utilized $180,471 of its cash for resource property acquisition payments pursuant to agreements, utilized $1,718,723 of its cash for deferred exploration expenses and $1,816 for the purchase of computers.

Current assets excluding cash at March 31, 2007 increased by $54,923, from $46,926 at March 31, 2006 to $101,849 at March 31, 2007. The increase in current assets is attributable to increases in goods and services taxes recoverable of $31,904 and prepaid expenses and deposits of $23,019.

Current liabilities at March 31, 2007 which mainly consisted of accounts payable and accrued liabilities increased by $91,193. This decrease resulted from payments of outstanding obligations to various exploration vendors.

The following shows the Company's contractual obligations:

				After
Contractual Obligation	Total	1-3 years	4-5 years	5 years
Lease commitments (1)	$115,685	$115,685	$Nil	$Nil

(1) The Company has entered into lease agreements for its corporate office premises. During the year ended March 31, 2007, the Company raised net cash of $20,873,250 as follows:

1.
The Company completed a non-brokered private placement of 5,662,500 units at a price of $2.75 per unit for gross proceeds of $15,571,875. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $3.25 per share for a period of two years.

The warrants are subject to an acceleration clause whereby if the shares of the Company trade above $4.00 for a period of 20 consecutive trading days after 9 months from issuance of these warrants, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Finders' fees of $761,063 in cash and 452,500 share purchase warrants exercisable at a price of $3.25 per share for a period of two years were paid in connection with this private placement.

2.
The Company completed a non-brokered private placement of 2,000,000 units at a price of $1.80 per unit for gross proceeds of $3,600,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.40 per share for a period of eighteen months expiring April 30, 2008.

The Company paid cash of $185,998 and issued 169,720 share purchase warrants exercisable at a price of $2.40 per share for a period of eighteen months expiring April 30, 2008, as finder's fees on this private placement.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

3.	2,721,850 common shares were issued for gross proceeds of $2,631,585 on exercise of warrants and 71,685 common shares were issued for gross proceeds of $65,950 on exercise of options.

During the year ended March 31, 2006, the Company raised net cash of $3,085,368 as follows:

1.
The Company completed a non-brokered private placement of up to 3,000,000 units of the Company at a price of $0.80 per unit for gross proceeds of up to $2,400,000. Each unit consisted of one common share and one non-transferable share purchase warrant, entitling the holder to purchase within two years one additional common share of the Company at a price of $1 per share. The warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

An aggregate of $160,000 was paid to various finders in connection with the financing. In addition, an aggregate of 104,000 brokers' warrants were granted on the same terms as the private placement warrants.

2.	785,300 common shares were issued for gross proceeds of $745,505 on exercise of warrants and 122,500 common shares were issued for gross proceeds of $112,700 on exercise of options.

The other sources of funds potentially available to the Company are through the exercise of outstanding 505,250 share purchase warrants at a price of $1.00 per share which expire October 13, 2007, 1,165,720 share purchase warrants at $2.40 per share which expire April 30, 2008 and 3,283,750 share purchase warrants at $3.25 per share which expire February 16, 2009 and 1,073,315 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011, 1,230,000 options at $2.44 per share which expire November 10, 2011, 100,000 options at $2.85 per share which expire December 19, 2011 and 19,000 options at $3.38 per share which expire March 7, 2012. However, there can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company's operations was funded primarily from various share issuances through private placements and exercises of options and warrants. Although the Company presently has sufficient funds to continue to meet its anticipated ongoing operations, the Company may continue to have capital requirements in excess of its currently available resources to carry out any programs of work on the mineral properties and will therefore be required to raise additional funds. In addition, if the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company's overall success will be affected by its current or future business activities.

The Company has not had a history of operations or earnings and its overall success will be affected by its current or future business activities. The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

1.8   Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9   Transactions with Related Parties

1.
Included in professional fees is $60,508 (2006 - $39,443) paid or accrued for legal fees to a company controlled by a director and officer of the Company and $51,375 (2006 - $35,895) for accounting fees to a company controlled by a director and officer of the Company during the year ended March 31, 2007.

2.	Included in consulting fees, wages and benefits is $50,758 (2006 - $17,005) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2007.

3.
The Company entered into a consulting agreement with a director and officer of the Company in the amount of US$6,667 per month plus benefits. Effective November 1, 2006, these consulting fees were increased to US$7,000 per month. During the year ended March 31, 2007, the Company paid consulting fees and benefits of $113,758 (2006 - $112,307) under this agreement.

4.	During the year ended March 31, 2007, the Company paid or accrued $105,036 (2006 - $11,625) for geological fees to a director of the Company. These costs have been included in resource property costs.

5.
The Company has entered into a consulting agreement with a former officer of the Company in the amount of CAD$3,333 per month. During the year ended March 31, 2007, the Company paid consulting fees of $nil (2006 - $15,000) under this agreement.

These charges were measure by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $97,910 (2006 - $32,424) owing to directors of the Company and a company controlled by a director and officer of the Company.

1.10   Fourth Quarter and Subsequent Events

During the fourth quarter, the Company completed a non-brokered private placement of 5,662,500 units at a price of $2.75 per unit for gross proceeds of $15,571,875. See "Item 1.6/1.7 Liquidity and Capital Resources" for a detailed discussion of the private placement.

Subsequent to the year end, 345,250 warrants were exercised at a price of $1.00 per share and 113,025 warrants were exercised at $2.40 per share for an aggregate of 458,275 common shares issued for gross proceeds of $616,510.

1.11   Proposed Transactions

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

No disclosure necessary.

1.12   Critical Accounting Estimates

Not applicable to Venture Issuers.

1.13   Changes in Accounting Policies including Initial Adoption

Asset retirement obligations

The Canadian Institute of Chartered Accountants ("CICA") recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations, which was in 2004. The standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Adoption of this standard has not affected the Company's financial statements.

1.14   Financial Instruments and Other Instruments

The carrying amounts of cash, goods and services taxes recoverable, prepaid expenses and deposits and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of these items.

1.15   Other Requirements

Summary of outstanding share data:

The Company's issued and outstanding share capital as at July 27, 2007 are as follows:

a.	Authorized

100,000,000 common shares without par value; and

100,000,000 preferred shares without par value.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

b.     Issued and outstanding common shares

Number of shares		Amount
Balance, March 31, 2005	8,010,559	1,674,328
Issued on acquisition of mineral properties
- at $0.85	72,160	61,336
- at $0.88	150,000	132,000
- at $0.72	13,899	10,000
- at $1.54	10,000	15,400
Issued for cash:
Pursuant to a private placement
- at $0.80	3,000,000	2,400,000
Pursuant to the exercise of warrants
- at $0.85	265,300	225,505
- at $1.00	520,000	520,000
Pursuant to the exercise of options
- at $0.92	122,500	112,700
Share issuance costs	-	(240,223)
Transferred from contributed surplus for the exercise options	-	70,869
Balance, March 31, 2006	12,164,418	4,981,915
Issued on acquisition of resource properties
- at $1.43	90,000	128,700
- at $1.47	20,000	29,400
- at $1.65	4,000	6,600
- at $2.00	33,550	67,100
- at $3.38	40,175	135,792
Issued for cash:
Pursuant to private placements
- at $1.80	2,000,000	3,600,000
- at $2.75	5,662,500	15,571,875
Pursuant to the exercise of warrants
- at $0.85	639,100	543,235
- at $1.00	2,078,750	2,078,750
- at $2.40	4,000	9,600
Pursuant to the exercise of options
- at $0.92	71,685	65,950
Share issuance costs	-	(1,822,566)
Transferred from contributed surplus for the exercise
of options and warrants	-	62,825
Balance, March 31, 2007	22,808,178	25,459,176
Issued on acquisition of resource properties
- at $3.65	40,000	146,000
Issued for cash:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

Pursuant to the exercise of warrants
- at $1.00	345,250	345,250
- at $2.40	113,025	271,260
Balance, July 27, 2007	23,306,453	$26,221,686

c.	Shares held in escrow

As at July 27, 2007, 45,000 (March 31, 2006 - 90,000) common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

d.	Stock options

The following table summarizes the stock options outstanding and exercisable at July 27, 2007:

Exercise price	Number outstanding at	Expiry date	Number exercisable at

$0.92	1,073,315	February 3, 2010	1,073,315
$1.16	220,000	November 22, 2010	192,500
$2.48	60,000	February 2, 2011	45,000
$2.44	1,230,000	November 10, 2011	461,250
$2.85	100,000	December 19, 2011	37,500
$3.38	19,000	March 7, 2012	4,750
	2,702,315		1,814,315

e.	Warrants

The following warrants were outstanding at July 27, 2007. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
160,000 (1)	$1.00	October 13, 2007
1,052,695(2)	$2.40	April 30, 2008
3,283,750(2)	$3.25	February 16, 2009

(1)
These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(2)
These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $3.25 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2007

(3)
These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Additional disclosures pertaining to the Company's filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board,

"Tony M. Ricci"

Tony M. Ricci, CA
Director & CFO
July 27, 2007